UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Questcor Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74835Y101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 314,948
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 314,948
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 134,342
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 134,342
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 81,229
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 81,229
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 449,290
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 449,290
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,290
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 81,229
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 81,229
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 530,519
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 530,519
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Brian Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 530,519
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 530,519
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 2 is filed with respect to the shares of the common stock, having no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2008 and amends and supplements the Schedule 13G filed on November 21, 2007, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

Item 4	Ownership
4(a)	Amount beneficially owned:

The Domestic Fund owns 314,948 shares of Common Stock.

The QP Fund owns 134,342 shares of Common Stock.

The Offshore Fund owns 81,229 shares of Common Stock.

BH Management beneficially owns the shares held by the Domestic Fund and QP Fund.

BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 530,519 shares of Common Stock owned by BH Management and BH Advisors.

Collectively, the Reporting Persons beneficially own 530,519 shares of Common Stock.

4(b)	Percent of Class:

Domestic Fund beneficially owns 314,948 shares of Common Stock representing 0.5% of the outstanding Common Stock.

QP Fund beneficially owns 134,342 shares of Common Stock representing 0.2% of the outstanding Common Stock.

Offshore Fund beneficially owns 81,229 shares of Common Stock representing 0.1% of the outstanding Common Stock.

BH Management beneficially owns 449,290 shares of Common Stock held by the Domestic Fund and QP Fund representing 0.7% of the outstanding Common Stock.

BH Advisors beneficially owns 81,229 shares of Common Stock held by the Offshore Fund representing 0.1% of the outstanding Common Stock.

Mr. Chappell and Mr. Sheehy each beneficially owns the 530,519 shares of Common Stock collectively owned by BH Management and BH Advisors representing 0.8% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 530,519 shares of Common Stock representing 0.8% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 314,948 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 134,342 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 81,229 shares of Common Stock beneficially owned by the Offshore Fund.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 314,948 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 134,342 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 81,229 shares of Common Stock beneficially owned by the Offshore Fund.

Item 5.	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 17, 2009

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell